UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

FFD Financial Corporation

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

30243C 10 7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30243 C 10 7	13G

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) FFD Financial Corporation Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 121,783
9	Aggregate Amount Beneficially Owned by Each Reporting Person 121,783
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 11.3%
12	Type of Reporting Person (See Instructions) EP

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CUSIP No. 30243 C 10 7		13G
1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) First Bankers Trust Services, Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 121,783
9		Aggregate Amount Beneficially Owned by Each Reporting Person 121,783
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row 9 11.3%
12		Type of Reporting Person (See Instructions) BK

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Item 1(a).	Name of Issuer:

FFD Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

321 North Wooster Avenue Dover, Ohio 44622

Item 2(a).	Names of Persons Filing:

First Bankers Trust Services, Inc.

FFD Financial Corporation Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

First Bankers Trust Services, Inc. 2321 Kochs Lane P.O. Box 4005 Quincy, Illinois 62305

FFD Financial Corporation Employee Stock Ownership Plan First Bankers Trust Services, Inc., Trustee 2321 Kochs Lane P.O. Box 4005 Quincy, Illinois 62305

Item 2(c).	Citizenship:

First Bankers Trust Services, Inc. Organized in Illinois

FFD Financial Corporation Employee Stock Ownership Plan Organized in Ohio

Item 2(d).	Title and Class of Securities:

Common shares, no par value

Item 2(e).	CUSIP Number:

30243 C 10 7

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Item 3.	If this statement is filed pursuant to [SECTIONS]240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b) [ x ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d) [ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) [ ]	An investment adviser in accordance with [SECTION] 240.13d-1(b)(1)(ii)(E).

	(f) [ x ]	An employee benefit plan or endowment fund in accordance with [SECTION] 240.13d-1(b)(1)(ii)(F).

	(g) [ ]	A parent holding company or control person in accordance with [SECTION] 240.13d-1(b)(1)(ii)(G).

	(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j) [ ]	Group, in accordance with [SECTION] 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

First Bankers Trust Services, Inc.

(a)	Amount beneficially owned: 121,783

(b)	Percent of class: 11.3%

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(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: -0-

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 121,783

FFD Financial Corporation Employee Stock Ownership Plan

(a)	Amount beneficially owned: 121,783

(b)	Percent of class: 11.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: -0-

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 121,783

There are 121,783 common shares owned by the FFD Financial Corporation Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Services, Inc. is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 2007, all shares held by the Plan had been allocated to the accounts of participants.

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Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST BANKERS TRUST SERVICES, INC.

Date:	January 28, 2008	By:	/s/ Linda Shultz

Linda Shultz, Trust Officer

FFD FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

By: First Bankers Trust Services, Inc., Trustee

Date:	January 28, 2008	By:	/s/ Linda Shultz

Linda Shultz, Trust Officer

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EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of FFD Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.

FIRST BANKERS TRUST SERVICES, INC.

Date:	January 28, 2008	By:	/s/ Linda Shultz

Linda Shultz, Trust Officer

FFD FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

		By:	First Bankers Trust Services, Inc., Trustee

Date:	January 28, 2008	By:	/s/ Linda Shultz

Linda Shultz, Trust Officer

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